SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Oasis Petroleum Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

674215108

(CUSIP Number)

February 12, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674215108

(1)	Names of Reporting Persons FORGE ENERGY, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 46,000,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 46,000,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 46,000,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 14.6%(1)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Based on 315,313,170 shares of common stock, $0.01 par value (“Common Stock”), of Oasis Petroleum, Inc. (the “Issuer”) issued and outstanding, including (i) 269,313,170 shares of Common Stock of the Issuer issued and outstanding following the Issuer’s offer and sale of 32,000,000 shares of Common Stock, as set forth in the Issuer’s Prospectus Supplement to Prospectus dated July 14, 2017 filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2017, plus (ii) the 46,000,000 shares of Common Stock issued to Forge Energy, LLC (“Forge”) pursuant to the transaction described herein.

CUSIP No. 674215108

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND VIII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 46,000,000(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 46,000,000(1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 46,000,000(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 14.6%(2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	These securities are held directly by Forge Energy, LLC (“Forge Energy”), a wholly-owed subsidiary of Forge Energy Holdings, LLC (“Forge Holdings”). EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VIII”) is a member of Forge Holdings that holds the right to appoint four of the seven representatives to the board of managers of Forge Holdings. Each of the managers of Forge Holdings has one vote and decisions are made by a majority vote. As a result, EnCap Fund VIII may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Forge. Therefore, EnCap Fund VIII GP may be deemed to beneficially own these securities.
(2)	Based on 315,313,170 shares of Common Stock of the Issuer issued and outstanding, including (i) 269,313,170 shares of Common Stock of the Issuer issued and outstanding following the Issuer’s offer and sale of 32,000,000 shares of Common Stock, as set forth in the Issuer’s Prospectus Supplement to Prospectus dated July 14, 2017 filed with the SEC on December 13, 2017, plus (ii) the 46,000,000 shares of Common Stock issued to Forge pursuant to the transaction described herein.

CUSIP No. 674215108

(1)	Names of Reporting Persons ENCAP PARTNERS GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 46,000,000(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 46,000,000(1)
	(10)	Shared Dispositive Power
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 46,000,000(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 14.6%(2)
(14)	Type of Reporting Person (See Instructions) OO

(1)	These securities are held directly by Forge, a wholly-owed subsidiary of Forge Holdings. EnCap Fund VIII is a member of Forge Holdings that holds the right to appoint four of the seven representatives to the board of managers of Forge Holdings. Each of the managers of Forge Holdings has one vote and decisions are made by a majority vote. As a result, EnCap Fund VIII may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Forge. EnCap Partners GP, LLC (“EnCap Partners GP”) is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments Holdings Blocker, LLC (“EnCap Holdings Blocker”). EnCap Holdings Blocker is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”), the sole general partner of EnCap Fund VIII. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Holdings Blocker, EnCap Investments GP, EnCap Investments LP and EnCap Fund VIII GP may be deemed to beneficially own these securities.
(2)	Based on 315,313,170 shares of Common Stock of the Issuer issued and outstanding, including (i) 269,313,170 shares of Common Stock of the Issuer issued and outstanding following the Issuer’s offer and sale of 32,000,000 shares of Common Stock, as set forth in the Issuer’s Prospectus Supplement to Prospectus dated July 14, 2017 filed with the SEC on December 13, 2017, plus (ii) the 46,000,000 shares of Common Stock issued to Forge pursuant to the transaction described herein.

Item 1(a). Name of Issuer: Oasis Petroleum Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices: 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

Item 2(a). Name of Person Filing: This statement is jointly filed by Forge Energy, LLC, a Delaware limited liability company (“Forge Energy”), EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), and EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”, and collectively, with Forge Energy and EnCap Fund VIII, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of Forge Energy is 15727 Anthem Parkway, Suite 501, San Antonio, Texas 78249. The principal business office address of EnCap Fund VIII and EnCap Partners GP is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002.

Item 2(c). Citizenship: Each of Forge Energy and EnCap Partners GP is organized under the laws of the state of Delaware. EnCap Fund VIII is organized under the laws of the state of Texas.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.01 per share.

Item 2(e). CUSIP Number: 674215108

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐    Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2018

FORGE ENERGY, LLC

By:	/s/ Barry Winstead
Barry Winstead,
President & CEO

ENCAP ENERGY CAPITAL FUND VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
D. Martin Phillips,
Sr. Managing Director

ENCAP PARTNERS GP, LLC

By:	/s/ D. Martin Phillips
D. Martin Phillips,
Managing Partner

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement dated February 20, 2018.